EXHIBIT 21.3
                            REGISTRANT'S SUBSIDIARIES

The following is a list of the Company's subsidiaries:

1. Arcadian Renewable Power Corporation, a Delaware corporation.

2. Sun Volt, Inc., a Nevada corporation.

3. Sun Electronics, Inc., a Nevada corporation.

4. First Washington Financial Corporation, a Nevada corporation.

5. Opportunity Knocks, LLC, a Maryland limited liability company.

6. Yosemite Mortgage Brokers, Inc., a California corporation.